SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SNDL INC.

(Name of Subject Company (Issuer))

SNDL INC.

(Names of Filing Persons (Issuer and Offeror))

Common Shares, no par value

(Title of Class of Securities)

83307B101

(CUSIP Number of Class of Securities)

Matthew Husson

General Counsel & Corporate Secretary, SNDL Inc.

#101, 17220 Stony Plain Road NW

Edmonton, Alberta T5S 1K6

Tel.: (780) 944-9994

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Ryan Robski

Allen Overy Shearman Sterling US LLP

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FORWARD-LOOKING STATEMENTS

Certain statements herein, other than statements of historical fact, are “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the expected tender offer, including the value of common shares that we expect to offer to purchase in the tender offer, the price at which we expect to offer to purchase such common shares, and whether we actually commence and consummate the tender offer as planned or at all. SNDL Inc. (the “Company”) has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “may,” “will,” “should,” and “intends,” and the negative of these words or other comparable terminology. These forward-looking statements are based on SNDL’s current expectations, estimates, projections, and assumptions as of the date such statements are made and are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. Please see “Risk Factors” in the Company’s annual information form dated March 11, 2026, filed as Exhibit 99.1 to the Company’s annual report on Form 40-F for the year ended December 31, 2025, and the risk factors included in the Company’s other public disclosure documents, including its management’s discussion and analysis furnished on Form 6-K, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking statements. These documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov and on the Company’s website at wwww.sndl.com/financials/sec-filings/. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this communication or at all. On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase and accompanying issuer bid circular, letter of transmittal and other tender offer materials, with the SEC and applicable Canadian securities regulatory authorities. The tender offer will only be made pursuant to the offer to purchase and accompanying issuer bid circular, the related letter of transmittal and the other tender offer materials filed as part of the Schedule TO. Shareholders are urged to carefully read the offer to purchase and accompanying issuer bid circular, the related letter of transmittal and the other tender offer materials filed as part of the Schedule TO (and any amendment or supplement thereto) if and when they become available because they will contain important information, including the various terms of, and conditions to, the tender offer, that shareholders should consider before making any decision regarding tendering their common shares. If and when the tender offer commences, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, including an offer to purchase and accompanying issuer bid circular, letter of transmittal and other materials that the Company will be filing with the SEC at the SEC’s website at www.sec.gov and on SEDAR+ at www.sedarplus.ca.

This communication is for informational purposes only, is not a recommendation to buy or sell the Company’s common shares and does not constitute an offer to buy or the solicitation to sell the Company’s common shares.

ITEM 12.	EXHIBITS.
99.1	Press Release dated October 15, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K, filed with the SEC on October 15, 2026)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2026

SNDL INC.

By:	/s/ Matthew Husson
Name: Matthew Husson
Title: General Counsel & Corporate Secretary